FORM DEL AM

Kenloc, Inc.

510 Shannon Way #2306

Redwood City, CA 94065

April 24, 2019

VIA EDGAR

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kenloc, Inc. Registration Statement Filed on Form S-1 (File No. 333-230996)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the registration statement on Form S-1 (Registration No. 333-230996) filed on April 23, 2019 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact our counsel Gerald Lau at (650) 434-3529 or via email at gerald@prudentialaw.com.

Sincerely, Kenloc, Inc.

By: /s/ Lucus Wu Yu
Lucas Wu Yu
Chief Executive Officer

cc: Gerald Lau